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                                                                       EXHIBIT 1


               Avigen Reports the Filing of the First IND for Gene
                        Therapy Treatment Of Hemophilia B

Researchers at Children's Hospital of Philadelphia Hope to Begin Human Clinical Trials Soon

ALAMEDA, Calif. and PHILADELPHIA, Nov. 10 /PRNewswire/ -- Avigen, Inc., working in conjunction with a research team at The Children's Hospital of Philadelphia, announced today the filing of an Investigational New Drug (IND) application with the FDA seeking approval of their gene therapy approach to the treatment of the genetic disease, Hemophilia B, using Avigen's proprietary AAV vector delivery system.

Avigen's gene therapy technology uses an AAV vector, a modified form of a common, harmless human virus, to deliver genetic material to target cells that will then produce the missing protein implicated in inherited and acquired genetic disorders.

The IND is in effect an application to conduct human clinical testing; the application must be approved by the FDA before the company can commence use of the drug in humans. "When approved, Avigen's study will be the first clinical trial of gene therapy in patients with hemophilia B," said Avigen President and CEO John Monahan, Ph.D. "Our AAV vector has performed outstandingly in animal studies," he said, "and we are anxious to replicate those same results in humans."

Preparations are under way for the proposed Phase I trial at The Children's Hospital of Philadelphia in collaboration with Katherine High, M.D., Director of Research of the Hematology Division at The Children's Hospital of Philadelphia and Associate Professor of Pediatrics at the University of Pennsylvania. The study protocol calls for using AAV vectors to deliver the gene for Factor IX in 10 to 20 patients with hemophilia B. The protocol has already been approved by hospital's Institutional Review Board and also by its Institutional Biosafety Committee, essential steps prior to undertaking human trials.

According to Dr. High, who is respected throughout the world for her expertise in both the basic science and clinical aspects of hemophilia, "AAV provides a new way to fundamentally treat this disease. We're very excited about its potential as a novel and greatly improved approach to treating hemophilia."

Jeanne Lusher, M.D., Chair of the Medical and Scientific Advisory Council of the National Hemophilia Foundation said, "This is an exciting time for those of us interested in a cure for hemophilia. One of the goals of the National Hemophilia Foundation's CAMPAIGN FOR A CURE is to support the work of Dr. High, and others as well, as they develop innovative approaches for the treatment of hemophilia."

Investigators will look for adverse effects associated with increasing doses, and characterize the agent's pharmacokinetics and pharmacological actions in humans.


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Following the successful completion of the Phase I trial, the next step will be
Phase II trials in a larger number of hemophilia patients to evaluate the agent's effectiveness, to determine optimal dosage and dosage tolerances, and to further identify any adverse effects or safety risks.

In preclinical studies in both small and large animal models of hemophilia B, Dr. High and Avigen scientists have demonstrated that delivery of the gene for Factor IX to muscle using AAV vectors significantly reduced blood clotting times after intramuscular injection of vector. Dr. High and Avigen collaborative researchers will update their findings in presentations to the American Society of Hematology meeting scheduled for December 4th through the 8th in Miami Beach, Florida.

Hemophilia B is a bleeding disorder caused by the absence or deficiency of a blood clotting protein called Factor IX. According to the World Hemophilia Foundation, one in 10,000 males born worldwide has hemophilia. There are two major types of Hemophilia, called A or B. Hemophilia A, due to a lack of a blood clotting protein called Factor VIII, is more common, with an A-to-B ratio of four to one (4:1). Avigen later intends to extend its vector system to also treat Hemophilia A. Existing treatment for hemophilia is both imperfect and expensive. Currently, the estimated replacement clotting factor market size for Hemophilia B is $200 million, and over $1 billion for Hemophilia A.

Based in the San Francisco Bay Area, Avigen, Inc., is a biotechnology company involved in the development of gene therapy products derived from adeno-associated virus for the treatment of inherited and acquired diseases. The company's proposed gene therapy products are designed for in vivo administration to achieve the production of therapeutic proteins within the body.

Except for the historical information contained herein, this news release contains forward-looking statements that involve risks and uncertainties. The company's actual results may differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this press release, as well as other risks detailed from time to time in documents filed by Avigen with the SEC, including the report on Form 10K for the year ended June 30, 1998.


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